THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)



Amanda Sledge
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Master Distribution Systems, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
      Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      Form 10-QSB for Fiscal Quarter Ended June 30, 2005
      File No. 0-32765

Dear Ms. Sledge:

We are writing in response to your comment letter dated September 16, 2005 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments.

     Balance Sheet page F-2
     ----------------------

     Response
     --------
     1. We have made the changes necessary to comply with SFAS 144 and deferred the gain on the disposition of the subsidiary until the date of closing in March 2005.

     Statement of operations, page F-3
     ---------------------------------

     Response
     --------
     2. As a result of complying with the above item, the gain has been eliminated as of December 31, 2004 and reported in the Form 10-QSB as of March 31, 2005. The subsequent events footnote to the financial statements included in Form 10-KSB now contains the disclosure and details of the net liabilities assumed by OFG, which is the basis for the gain, now deferred.

     Note 1 - Summary of Significant Accounting Policies, page 14
     -----------------------------------------------------------

     Response
     --------
     3.FASF 128, paragraph 54 states that nominal issuances are recapitalizations in substance and should be reflected in a manner similar to a stock split or stock dividend for which retroactive treatment is required in computing EPS. In the SEC disclosures checklists published in 2004 by Miller, SAB Topic 4D is discussed at 31.12 and it references not only that nominal issuances apply to registration statements but to subsequent filings with the SEC. We regard par value as a nominal value for which all shares were issued.

     Response
     --------
     4. In connection with the consideration received by the Company for 10 million shares, the Company's stock did not have any trading history nor did the reseller agreement exchanged for the issuance of that stock have any previous history of value. It was created by OFG and CCWW to enable MDS the opportunity of selling dealership licenses in certain countries. No consideration was paid to CCWW to acquire the agreement. Accordingly, the basis for the $10,000 value of the agreement was the cost of creating it of approximately $10,000 which OFG paid in connection with legal fees and costs including travel to Canada. We regard the historical cost of creating the agreement to be the only measurement of value in the circumstances, and that is why it was used. There was no market for this asset previously, and the subsequent losses of the Company have supported the fact that there was little value to it.

     APB 29 paragraph 4b. states that its opinion does not apply to "a transfer of nonmonetary assets solely between companies or persons under common control, such as between a parent company and it subsidiary or between two subsidiary corporations of the same parent, or between a corporate joint venture and its owners". Therefore the criteria of that opinion which includes objective values for an asset acquired or stock issued are not applicable. Only the transferee's historical cost basis of the asset acquired by the Company seemed to be the best measurement of value to be assigned to the asset acquired and the SEC's Topic 5G supports this, albeit no IPO was involved, but there was a registration statement filed which subsequently became effective .

     The Form 10-QSB as of June 30, 2005 is amended to include in the current year, the year to date amended presentations necessary to report the gain which is now being reported during the first quarter of 2005.

     Form 10-QSB for Fiscal Quarter Ended June 30, 2005

     Item 3- Controls and Procedures
     -------------------------------

     Response
     --------
     5. We have revised this disclosure to clarify that the certifying officer found the disclosure of controls and procedures to be effective as of the end of the covered period.

     6. We have revised the certifications included as exhibits 31.1 and 31.2 to conform to the wording presented in Item 601(b)(31) of Regulation S-B.

     Please do not hesitate to contact us if you have any further questions.

     Very truly yours,



     /s/William D. O'Neal
     --------------------
        William D. O'Neal